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                                                        Exhibit (a)(10)

Communication to Advanta Employees

September 28, 2001

Please find attached a revised version of the AMIP Exchange Offer to Repurchase and Letter of Transmittal reflecting clarifying language that we have filed with the SEC. None of the material terms of the offer has changed, but the language is more detailed in certain sections. Language that has been changed is highlighted in blue text.

As a reminder, the expiration date of the AMIP Exchange Program is 12:00 midnight, Friday, October 5, 2001. If you have already returned your Letter of Transmittal (your election form) there is no need to return the attached revised version. In the event that you do not submit a new Letter of Transmittal, the terms of the first one will remain in effect. However, we will not hold you to the representations in the original Letter of Transmittal that you have "reviewed the Offer to Repurchase and the Letter of Transmittal" or that we have advised you to consult with your own tax, financial, legal and other advisors.

If you would like to participate in the offer and have not yet returned your Letter of Transmittal, you may print, sign and return the attached. (Letters of Transmittal cannot be accepted via e-mail.)

If you would like a paper copy of any of these documents, or have any questions, please feel free to contact the Exchange Information
Line at 215-444-5205.

Best Regards,

John Walp
VP Human Resources